N E W S R E L E A S E

November 21, 2014

Nevsun Comments on B.C. Lawsuit

Nevsun Resources Ltd. (TSX: NSU / NYSE Amex: NSU) (Nevsun or the Company) advises that a lawsuit has been filed against it in the B.C. Supreme Court by three individuals who claim to have once worked with a local sub-contractor at the Bisha Mine in Eritrea. The lawsuit makes human rights allegations against the Company and its local sub-contractor.  The Company denies the allegations and will vigorously defend itself against this claim.

Cliff Davis, Nevsun’s CEO, said, “We are confident that the allegations are unfounded.  Based on various company-led and third party audits, the Bisha Mine has adhered at all times to international standards of governance, workplace conditions, and health and safety.  We are committed to ensuring that the Bisha Mine is managed in a safe and responsible manner that respects the interests of the local communities, workers, national governance, stakeholders, and the natural environment.”

Nevsun strives to ensure that the Company’s presence has a positive social and economic impact.  With spin-off effects, the Bisha Mine has created meaningful employment for thousands of Eritreans.  The Company’s commitment to corporate social responsibility is detailed in its 2013 CSR report, available on its website at this link: http://nevsun.com/pdf/NevsunCSR_2013_May2013.pdf.  The Company also commissioned an independent human rights impact assessment earlier this year and it is available on its website at this link: http://www.nevsun.com/responsibility/human-rights/Nevsun-HRIA-Summary-April-2014.pdf

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com